FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant’s name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

"Robert Pirooz"

Dated:

May 7, 2004

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

NEWS RELEASE
TSX-V: LUM
"May 7 -2004"	NR:04-10

LUMINA RECEIVES APPROVAL FOR LISTING ON THE

AMERICAN STOCK EXCHANGE ("AMEX")

Vancouver, British Columbia - Lumina Copper Corp ("Lumina") announces that its common shares have been approved for listing on the American Stock Exchange ("AMEX") and will trade under the symbol "LCC" effective May 10, 2004.

"We are pleased to have received approval for the listing of our shares on AMEX," said Tony Floyd, President of Lumina, "Lumina was created in order to provide investors with a highly leveraged equity investment with which to gain exposure to the copper price.  Our AMEX listing will provide better access for US investors to invest in Lumina while increasing the company’s shareholder base and trading liquidity."

Lumina Copper Corp is engaged in the identification, acquisition, exploration and development of copper resources in North and South America.  In a world where copper demand is rising and copper discoveries are falling, Lumina has succeeded in acquiring 10 large, well-defined copper deposits in mining-friendly countries, putting in place the assets and structure to profit from a cyclical copper market.  Lumina currently controls 7 properties in South America (Chile, Peru and Argentina) and 3 properties in Canada (British Columbia, Northwest Territories and the Yukon).

"The Copper Development Company"

Lumina Copper Corp. is engaged in acquisition, exploration and development of copper resources in both

North and South America

LUMINA COPPER CORP Signed: "Anthony Floyd" Anthony Floyd, President	For further information contact: David Strang, Vice President Corporate Relations dstrang@luminacopper.com tel: + 604 687 0407 fax: + 604 687 7041

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

FORM 53-901.F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

LUMINA COPPER CORP.

#1550 - 625 Howe Street

Vancouver, BC   V6C 2T6

Item 2.

Date of Material Change

May 10, 2004

Item 3.

Press Release

News release dated May 7, 2004 was issued in Vancouver, BC, and disseminated through CCN Matthews.

Item 4.

Summary of Material Change

Lumina Copper Corp. announces that its common shares have been approved for listing on the American Stock Exchange and will trade under the symbol "LCC" effective May 10, 2004.

Item 5.

Full Description of Material Change

The Company announces that its common shares have been approved for listing on the American Stock Exchange and will trade under the symbol "LCC" effective May 10, 2004.

Item 6.

Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A.

Item 7.

Omitted Information

N/A.

Item 8.

Senior Officers

ROBERT PIROOZ

Vice President

Telephone: (604) 687-0333

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 7th day of May, 2004.

LUMINA COPPER CORP.

Per:

"Robert Pirooz"

_______________________________

Robert Pirooz,

Vice President